Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation

Magnum Hunter Resources Corporation
August 23, 2013
Via EDGAR and Messenger
Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:        Magnum Hunter Resources Corporation
Form 8-K/A
Filed April 22, 2013
File No. 001-32997

Dear Mr. Hiller:

Set forth below is the response of Magnum Hunter Resources Corporation (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 25, 2013 in regard to the above referenced Form 8-K/A (the “Form 8-K/A”).
Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of certain portions of this response. Specifically, the Company requests that the portions of this response that are marked by [***] along with the accompanying exhibits be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information is confidential. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Paul Johnston be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Johnston may be contacted at the following address and telephone number:

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

Paul Johnston
Senior Vice President and General Counsel
Magnum Hunter Resources Corporation
777 Post Oak Blvd., Suite 650
Houston, Texas 77056
Telephone: (832) 203-4533
Facsimile: (832) 369-6992

The Company has delivered an unredacted version of this letter to the Staff.
For the convenience of the Staff, we have included the text of the Staff’s comment below in boldface type, followed by the Company’s response.
Comment:
Form 8-K/A filed April 22, 2013
Item 4.01 Change In Registrant’s Certifying Accountant
Prior Period Restatements, page 3

1.
We have read your response to prior comment one, including details of your materiality assessment pertaining to errors in your financial reporting, and understand that you regard all uncorrected errors to be immaterial. Please expand your analysis to address the following points:

•	Address each error individually, as well as all errors in the aggregate;

•	Address each reporting period individually, as well as cumulatively, and;

•	Address individual line items and subtotals.
Please adhere to the guidance within the “Aggregating and Netting Misstatements” subsection of SAB Topic 1:M.1. Assessing Materiality in completing your analysis.
For example, you should address the materiality for the second and third quarters of 2012 individually; including the impact of intermediate measures such as operating loss; and without netting errors impacting multiple line items.
Response:1
The Company acknowledges the Staff’s comment and has endeavored with this letter to provide a

1 Rule 83 confidential treatment request made by the Company with respect to certain portions of this response that are marked by [***], along with the accompanying exhibits. The Company requests that this information be treated as confidential information and that the Commission provide timely notice to the contact person identified on page 2 of this letter before it permits any disclosure of such information.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

complete response to the comment and to provide the Staff with all information necessary to evaluate the Company’s response. The Company’s response provides an expanded discussion of the Company’s analysis of the materiality of certain identified uncorrected errors and adjustments in its financial statements under applicable accounting guidance, including Staff Accounting Bulletin 99 (“SAB 99”) and Staff Accounting Bulletin 108 (“SAB 108”). Based on the Company’s analysis, the Company concluded with the benefit of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors, and the Company’s independent auditor concurred, that all uncorrected errors and adjustments are immaterial and therefore that no restatement of the Company’s financial statements for any period is required.
The Company’s response is organized into four parts:

•	a “Background” section discussing certain information that the Company considers useful to understanding the context of the analysis set forth later in the response;

•	an “Overview of Analysis” section discussing the Company’s methodology for its analysis and certain factors relevant to the analysis in its entirety;

•	a “Description of Adjustments” section that describes each of the uncorrected errors and adjustments; and

•	a “Period by Period Analysis” section in which the Company discusses in detail its analysis for each of the relevant reporting periods.
Background
The Company has experienced significant growth in recent periods. For example, the Company’s total assets increased from approximately $1.17 billion as of December 31, 2011 to approximately $2.20 billion as of December 31, 2012, and the Company’s total revenue increased from approximately $114 million in the year ended December 31, 2011 to approximately $271 million in the year ended December 31, 2012. As noted in the Form 8-K/A, the Company believes that this growth will significantly enhance future shareholder value, but in the near term this growth strained the accounting resources of the Company. As a result and as described more fully below, the Company has identified certain errors in its financial statements filed in its reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has identified material weaknesses in the Company’s internal control over financial reporting. As discussed in the Form 8-K/A and the Company’s subsequently filed Exchange Act reports, the Company has been addressing and will continue to address these issues by expanding and upgrading the personnel in its accounting department and is also utilizing the advisory services of a “Big Four” accounting firm to assist the Company in completing its Exchange Act reports and in upgrading its accounting department and systems.
Disengagement of Hein and Engagement of PwC
Hein & Associates LLP (“Hein”) was the Company’s independent auditor for the years ended December 31, 2011 and 2010 and performed review procedures for the first and second quarters of

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

2012. In a Form 8-K filed on June 1, 2012, the Company reported that (i) senior management of the Company had recently concluded that it would be in the Company’s best interest for the Company to engage a new independent registered public accounting firm for 2012 with a greater depth of resources to accommodate the Company’s rapidly expanding and widespread growth in operations as well as its accessing the public capital markets and (ii) on May 25, 2012, Hein had informed the Company that it declined to stand for re-election at the Company’s upcoming annual meeting of stockholders as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2012. The Form 8-K disclosed that, during the years ended December 31, 2011 and 2010, and the subsequent interim period through June 1, 2012, there were (i) no disagreements between the Company and Hein on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Hein, would have caused Hein to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K. The Company filed as an exhibit to the Form 8-K a letter from Hein stating that it agreed with the statements regarding Hein in the Form 8-K.
As disclosed in a Form 8-K filed on July 19, 2012, the Company engaged PricewaterhouseCoopers, LLP (“PwC”) as the Company’s independent auditor for the fiscal year ended December 31, 2012.
Restatement of Second Quarter 2012 Financial Statements
Subsequent to the filing of the Company’s Form 10-Q for the second quarter of 2012, the Company determined that share-based compensation expense recorded for the second quarter of 2012 was incorrect. In November 2012, the Company identified additional misstatements related to second quarter of 2012. As a result, the Company restated its unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012 to reflect the correction of these errors. The restated financial statements were included in a Form 10-Q/A filed by the Company on November 14, 2012 (the “Form 10-Q/A”). In the course of the restatement, the Company also identified certain errors affecting the condensed consolidated financial statements as of and for the three months ended March 31, 2012. The Company concluded, and Hein and PwC concurred, that these errors were not material to the condensed consolidated financial statements as of and for the three months ended March 31, 2012, individually or in the aggregate. Accordingly, the correction of these errors was treated as an immaterial correction to the condensed consolidated financial statements for the three months ended March 31, 2012 when such amounts were presented in future periods. In addition, the correction of these errors was included in the year-to-date amounts for the six months ended June 30, 2012 in the restated condensed consolidated statement of operations included in the Form 10-Q/A. The restated and corrected items were described in “Note 2. Restatements and Other Corrections” to the restated condensed consolidated financial statements included in the Form 10-Q/A.
Dismissal of PwC and Form 8-K/A
As disclosed in the Form 8-K/A, on April 10, 2013, at the direction of the Audit Committee, the Company dismissed PwC as the Company’s independent registered public accounting firm for the year ended December 31, 2012. The Form 8-K/A disclosed as “reportable events” under Item 304

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

(a)(1)(v) of Regulation S-K that PwC advised the Company: (A) (i) that information had come to PwC’s attention that if further investigated may have a material impact on the fairness or reliability of the Company’s consolidated financial statements, and this information was not further investigated and resolved to PwC’s satisfaction prior to its dismissal, and (ii) of the need to significantly expand the scope of PwC’s audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2012, and due to PwC’s dismissal, PwC did not complete its expanded procedures (collectively, the matters in (i) and (ii) above, the “PwC Identified Matters”), and (B) of certain deficiencies in the Company’s internal controls over financial reporting that constitute material weaknesses (whether identified by the Company or PwC), that led PwC to believe that internal controls necessary for the Company to develop reliable financial statements did not exist, and therefore, PwC significantly expanded the scope of its audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2012 for purposes of completing such audit. The PwC Identified Matters were described in detail in the Form 8-K/A. The identified material weaknesses and the Company’s remediation plans with respect to the material weaknesses were also described in detail in the Form 8-K/A and the Company’s subsequently filed Exchange Act reports.
The Company stated in the Form 8-K/A that, as of the date of the filing of the Form 8-K/A, the Company did not believe that there were any misstatements, errors or omissions that would require any restatement of any of the Company’s prior period financial statements. As described in the letter to the Staff dated June 21, 2013 submitted on behalf of the Company in response to the Staff’s comment letter dated June 5, 2013 with respect to the Form 8-K/A, in connection with the filing of the Form 8-K/A, the Company assessed whether applicable accounting guidance, including SAB 99 and SAB 108, might require certain errors in prior fiscal years and/or fiscal quarters to be corrected in the applicable prior periods, and determined that any adjustments were not material, and thus did not require any restatement of prior period financial statements. The June 21, 2013 letter provided certain detail regarding the Company’s analysis underlying that determination.
Engagement of BDO and Identification of Additional Errors
As disclosed in a Form 8-K/A, on April 16, 2013, at the direction of the Audit Committee, the Company engaged BDO USA, LLP (“BDO”) as the Company’s independent registered public accounting firm for the year ended December 31, 2012. Subsequent to the filing of the Form 8-K/A and in connection with the completion of the audit of the Company’s consolidated financial statements for the year ended December 31, 2012, the Company identified certain additional uncorrected errors and adjustments in prior period financial statements. The Company analyzed these uncorrected errors and adjustments, which are included within entries PE1 through PE10 described below, under applicable accounting guidance, including SAB 99 and SAB 108, and concluded that no restatements were required for previously issued financial statements. BDO prepared an independent analysis in connection with its audit of the Company’s financial statements for the year ended December 31, 2012, and reached the same conclusion as the Company.
August 2013 Review of Analysis
In August 2013, in connection with the preparation of this letter, the Company, under the direction of its new Chief Financial Officer appointed effective on July 22, 2013 and with the assistance of

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

the “Big Four” accounting firm that has been advising the Company, the Company conducted a thorough review of its prior analyses of all uncorrected errors and adjustments identified in connection with the filing of the Form 8-K/A and those subsequently identified in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2012. As a result of this review, the Company confirmed its prior conclusions that no restatements were required for previously issued financial statements.
This letter discusses the combined analyses performed by the Company .
Overview of Analysis
As required by SAB 99 and SAB 108, for each reporting period, the Company examined:

•	the effect of each uncorrected error and adjustment on individual line items, subtotals and totals, without regard to other errors and adjustments;

•	the effect of all uncorrected errors and adjustments in the aggregate on individual line items, subtotals and totals; and

•	the effect of prior period uncorrected errors and adjustments on the reporting period using both the rollover approach and the iron curtain approach.
The Company considered each uncorrected error and adjustment and the aggregate effects of all uncorrected errors and adjustments both quantitatively and qualitatively. In assessing the quantitative significance of an error or adjustment, the Company considered both the dollar amount involved and the percentage effect on line items, subtotals and totals on individual line items as well as the year to date periods. For uncorrected errors and adjustments that the Company considered quantitatively insignificant, the Company considered whether the error or adjustment was nevertheless material based on qualitative factors, including the qualitative factors described in SAB 99 and all other relevant facts and circumstances. [***]
The overarching consideration in the Company’s analysis of materiality was whether correction of the error or adjustment would have altered the total mix of information available to users of the Company’s financial statements such that there is a substantial likelihood that the judgment of a reasonable user of the Company’s financial statements would have been changed or influenced by the correction of the error or adjustment.
In making its materiality judgments, the Company gave significant consideration to the following factors:

•
The uncorrected errors and adjustments resulted from the Company’s rapid growth and the failure of the Company to implement and maintain internal controls over financial reporting to keep pace with the Company’s growth. The uncorrected errors and adjustments were not intentional, as part of an effort to manage earnings or otherwise, and did not involve concealment of any unlawful transactions, as

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

evidenced by the fact that the errors and adjustments run in both positive and negative directions.

•
Beginning with the Company’s Form 10-Q/A filed in November 2012 amending its Form 10-Q for the quarterly period ended June 30, 2012, the Company’s Exchange Act reports have included extensive disclosure regarding material weaknesses in the Company’s internal control over financial reporting and the associated risks related to the Company’s financial reporting. The Form 8-K/A, for example, included a lengthy and detailed discussion of the material weaknesses identified by PwC. The Company believes that these disclosures are a qualitative component to providing the users of the Company’s financial statements with sufficient information to evaluate the Company’s reported results and the risks related to those results in the context of the Company’s rapid growth.

•
With the exception of a preferred stock presentation adjustment discussed below, the uncorrected errors and adjustments related to the Company’s audited financial statements for the year ended December 31, 2012 were determined to be quantitatively insignificant, and a qualitative assessment of the relevant facts and circumstances did not render any of these errors and adjustments material. Further, as described below, because the preferred stock adjustment resulted only in a reclassification of equity and no change to total shareholders’ equity, the Company determined that this adjustment could not be considered material. The fact that the uncorrected errors or adjustments in the full-year financial statements were clearly immaterial limits the extent to which uncorrected errors and adjustments in the interim period financial statements would be considered material.

•
In analyzing oil and gas exploration and production companies, investors and analysts focus on certain key metrics such as revenues, direct operating expenses such as lease operating expense, EBITDAX (i.e., earnings before interest, taxes, depreciation/depletion, amortization/accretion, unrealized gain (loss) on derivative contracts, impairment of oil and gas properties and exploration expense), capital expenditures, oil and gas reserves and production. The Company considers these metrics to be significant and complementary to GAAP measures because these metrics are used by industry analysts as well as investors within the energy industry. As a result, uncorrected errors and adjustments that do not significantly affect these key metrics may be considered immaterial[***].

•	[***]

•
The uncorrected errors and adjustments did not mask any material change in earnings or any trends, including effects on earnings (loss) per share, in the Company’s results. The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Exchange Act reports for the affected periods have sufficiently disclosed all trends in the Company’s results and explained the underlying reasons for the changes in the Company’s results from period to period. The uncorrected errors and adjustments would have had no effect on the substance

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

of these disclosures. Moreover, none of the uncorrected errors and adjustments would change a loss into income or vice versa.

•
Two of the uncorrected adjustments related to the December 31, 2012 financial statements are the result of the Company’s auditors’ substantive testing approach. The discrepancies in their samples were extrapolated to calculate the potential misstatements. In addition, several other adjustments are the result of estimates. Accordingly, these adjustments did not arise from a precise measurement and involve a significant degree of imprecision.

•	None of the uncorrected errors or adjustments affected the Company’s compliance with regulatory requirements.

•
None of the uncorrected errors or adjustments would have affected the Company’s compliance with financial or other covenants in the Company’s debt agreements or other contractual requirements. The Company’s credit facility requires maintenance of a current ratio, an interest coverage ratio and a leverage ratio. The uncorrected errors and adjustments would not have caused the Company to fail to be in compliance with these financial covenants and in some cases would have improved the ratios.

•
The uncorrected errors and adjustments did not have the effect of increasing management’s compensation. The criteria for the Company’s Executive Bonus Program comprised metrics related to the following: (1) exit rates on production, (2) the Company’s stock trading at specified prices for a specified number of trading days, (3) increasing proved reserves, (4) reducing lifting costs, and (5) reducing recurring cash G&A expense. The stock price did not achieve the specified requirements, and the uncorrected errors and adjustments did not affect any of the other criteria associated with the Company’s Executive Bonus Program. The uncorrected errors and adjustments did not affect any other forms of incentive compensation.

Description of Adjustments
The Exhibits to this letter provide detail on the uncorrected errors and adjustments identified with respect to the Company’s financial statements for each affected period.
The uncorrected errors and adjustments include the following 16 entries that were identified and analyzed in connection with the Form 8-K/A:

•
Entry 1 (“E1”) – The entry is to record capitalized interest associated with Eureka Hunter Holdings, LLC, the Company’s majority owned subsidiary through which the Company’s midstream operation are conducted (“Eureka”).

•	Entry 2 (“E2”) – The entry is to record the mark to market associated with certain commodity derivatives to address a cutoff issue that was not reflected properly in the financial statements.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

•	Entry 3 (“E3”) – The entry is to reflect the impairment of certain acreage.

•	Entry 4 (“E4”) – The entry is to reflect the true up when the Company started utilizing Optionease software to record the stock options expense to replace a spreadsheet process.

•	Entry 5 (“E5”) – The entry is to transfer unproved property to proved property based upon updated land data.

•	Entry 6 (“E6”) – The entry is to record depletion on property that would have been depleted if it were properly included in proved property during the year. (refers to Entry 5 above)

•
Entry 7 (“E7”) – The entry is to record the Series A Convertible Preferred Units of Eureka (the “Series A Units”) and the recording of the sale of Hunter Disposal, LLC to GreenHunter Resources, Inc. (formerly known as GreenHunter Energy, Inc.) and the related bifurcation of embedded derivative instruments.

•	Entry 8 (“E8”) – The entry is to increase preferred dividend expense and preferred shares to account for the accretion of the fees related to issuance of the Series A Units.

•	Entry 9 (“E9”) – True up of depletion to decrease accumulated depletion related to reconciliation of proved/unproved transfers.

•	Entry 10 (“E10”) – The entry addresses the fact a legal settlement payment was recorded directly to expense rather than the previously recorded accrual.

•	Entry 11 (“E11”) – The entry is for the accretion associated with the Series A Units.

•	Entry 12 (“E12”) – The entry addresses the double booking of revenue.

•	Entry 13 (“E13”) – The entry is to true up the impairment of the Company’s Alberta acreage to match the final support based upon updated land information.

•	Entry 14 (“E14”) – The entry addresses the double booking of revenue.

•	Entry 15 (“E15”) –The entry reverses the over accrual related to the 2012 severance tax.

•	Entry 16 (“E16”) – The entry reverses the over accrual of 2012 inventory.

The uncorrected errors and adjustments also include the following entries that were identified and analyzed subsequent to the filing of the Form 8-K/A and in connection with the completion of the audit of the Company’s 2012 financial statements:

•	Post Entry 1 (“PE1”) – The entry corrects ownership percentage used to move property from unproved to proved.

•	Post Entry 2 (“PE2”) – The entry was put forth to address the fact that the Company used an improper plugging cost for one of the areas.

•	Post Entry 3 (“PE3”) – The entry was the result of differences noted in BDO’s sample of revenue (Eagle Ford Shale properties). The differences were extrapolated.

•	Post Entry 4 (“PE4”) – The entry is the result of payables that were not properly accrued.

•	Post Entry 5 (“PE5”) – The entry is the result of differences noted in BDO’s sample of revenue (Williston Hunter). The differences were extrapolated.

•	Post Entry 6 (“PE6”) – The entry is the result of input errors embedded within the depletion calculations.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

•	Post Entry 7 (“PE7”) – The entry was put forth to reclassify a royalty payable out of a contra receivable account and reflect it as a payable.

•	Post Entry 8 (“PE8”) – To revise the presentation of Preferred Stock.

•	Post Entry 9 (“PE9”) – To correct unaccrued payables (i.e., subsequent disbursements testing).

•
Post Entry 10 (“PE10”) – To revise the presentation of revenue on the face of the financial statements. Historically, the Company has presented the breakdown of oil, gas and natural gas liquids sales within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Exchange Act reports rather than on the face of the income statement.

Period by Period Analysis
Annual Report on Form 10-K for the Year Ended December 31, 2012 (the “2012 Form 10-K”)
Balance Sheet as of December 31, 2012
Exhibit 1 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s audited consolidated balance sheet as of December 31, 2012, filed in the 2012 Form 10-K.
With the exception described below, all of the uncorrected errors and adjustments resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company assessed each of these quantitatively insignificant items from a qualitative perspective as described above and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
The uncorrected error associated with PE8 would have resulted in an increase of approximately $23.3 million (7.65%) in the caption under shareholders’ equity for the Company’s Series D Cumulative Preferred Stock and a corresponding decrease of approximately $23.3 million (3.3%) in additional paid in capital. The Company considered that the error would have resulted only in a reclassification of equity between preferred stock and additional paid in capital, resulting in no change in total shareholders’ equity in prior periods as well as at year end, and therefore concluded that the adjustment could not be considered material. Further, the error did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the error should be considered material.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the balance sheet. The Company noted that the combined effects of the errors and adjustments were quantitatively insignificant with respect to all line items, subtotals and totals on the balance sheet, except as noted above with respect to the preferred stock caption. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
Statement of Operations for the Year Ended December 31, 2012
Exhibit 2 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s audited consolidated statement of operations for the year ended December 31, 2012, filed in the 2012 Form 10-K.
All of the uncorrected errors and adjustments individually resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
The effect of all of the uncorrected errors and adjustments in the aggregate resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
Quarterly Financial Data for the Three Months Ended December 31, 2012
Exhibit 3 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated quarterly financial data for the three months ended December 31, 2012.
[***] The Company noted that several entries (E2, E15 and E16) involved relatively higher percentage effects in line items, but in each case involved dollar amounts of less than $750,000 which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

Uncorrected adjustments to oil and gas sales (PE3 and PE5) would have resulted in an approximately $[***] reduction to total revenues ([***]%) and corresponding changes to subtotals and totals, including operating loss, net loss from continuing operations and net loss. In determining that these adjustments were immaterial, the Company considered that the adjustments resulted from the Company’s auditors’ substantive testing approach. The discrepancies in their samples were extrapolated to calculate the adjustments. Accordingly, these adjustments did not arise from a precise measurement and involve a significant degree of imprecision and could not be tied to production volumes. Known errors were inconsequential. Further, these adjustments did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the adjustments should be considered material.
An uncorrected adjustment related to impairment of unproved oil and gas properties (E3) would have resulted in an approximately $[***] decrease in the impairment of unproved oil and gas properties and corresponding changes to subtotals and totals, including total expenses, operating loss, net loss from continuing operations and net loss. The E3 adjustment for the three months ended December 31, 2012 was related to a rollover from previous period adjustments discussed below. In determining that this uncorrected adjustment was immaterial, the Company considered that the amount of the adjustment was less than 1% of the Company’s oil and natural gas properties as shown on the balance sheet as of December 31, 2012, and the adjustment did not affect the Company’s proved reserves or cash flows. The Company also considered that its disclosures regarding material weaknesses in the Company’s Exchange Act reports clearly identified the issues associated with the Company’s land and acreage records, which are at the root of this adjustment.
The Company noted that the effect of the E3 adjustment on operating loss was $[***]. The Company reported an operating loss of $97.8 million and the effect of the adjustment would have decreased the operating loss to $[***], which the Company believes is quantitatively immaterial. Further, the adjustment did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the quarterly financial data. The Company noted that the combined effects of the errors and adjustments were substantially the same both quantitatively and qualitatively as the effects of the adjustments to oil and gas sales and impairment of unproved oil and gas properties discussed above. Accordingly, the Company reached the same judgment as to the immateriality of the errors and adjustments on a combined basis.
Additionally, the Company considered that the quarterly financial data were not presented on the face of the Company’s financial statements, and the uncorrected errors and adjustments to the quarterly financial data did not have a material impact on the Company’s results for the full 2012 fiscal year.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2012 (the “Q3 2012 Form 10-Q”)
Balance Sheet as of September 30, 2012
Exhibit 4 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated balance sheet as of September 30, 2012, filed in the Q3 2012 Form 10-Q.
All of the uncorrected errors and adjustments resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the balance sheet. The Company noted that the combined effects of the errors and adjustments were quantitatively insignificant with respect to all line items, subtotals and totals on the balance sheet. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
Statement of Operations for the Nine Months Ended September 30, 2012
Exhibit 5 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated statement of operations for the nine months ended September 30, 2012, filed in the Q3 2012 Form 10-Q.
[***] The Company noted that several entries (E2, E8 and E10) involved relatively higher percentage effects in line items, but in each case involved dollar amounts of less than $750,000 which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors or adjustments should be considered material.
An uncorrected adjustment related to impairment of unproved oil and gas properties (E3) would have resulted in an approximately $[***] increase in the impairment of unproved oil and gas properties and corresponding changes to subtotals and totals, including total expenses, operating

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

loss, net loss from continuing operations and net loss. In determining that this uncorrected adjustment was immaterial, the Company considered that the amount of the adjustment was less than 1% of the Company’s oil and natural gas properties as shown on the balance sheet as of September 30, 2012, and the adjustment did not affect the Company’s proved reserves or cash flows. The Company also considered that its disclosures regarding material weaknesses in the Company’s Exchange Act reports clearly identified the issues associated with the Company’s land and acreage records, which are at the root of this adjustment.
The Company noted that the effect of the E3 adjustment on operating loss was $[***]. The Company reported an operating loss of $37.3 million and the effect of the adjustment would have increased the operating loss to $[***], which the Company believes is quantitatively immaterial. Further, the adjustment did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
An uncorrected adjustment related to interest expense (E1) would have resulted in an approximately $2.7 million decrease in interest expense (6.8%) and corresponding changes to subtotals and totals, including operating loss, net loss from continuing operations and net loss. The adjustment was to record capitalized interest on the construction of the Company’s Eureka pipeline. In determining that the uncorrected adjustment was immaterial, the Company noted that the adjustment was a reduction of interest expense and would have decreased operating loss, net loss from continuing operations and net loss.
Additionally, the Company noted that the two uncorrected adjustments discussed above would have been excluded in the calculation of EBITDAX, which, as noted above, the Company believes investors and securities analysts consider a significant measure of the Company’s operating results.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the statement of operations. The Company noted that the combined effects of the errors and adjustments were substantially the same both quantitatively and qualitatively as the effects of the adjustment to impairment of unproved oil and gas properties discussed above, offset by the adjustment related to interest expense. Accordingly, the Company reached the same judgment as to the immateriality of the errors and adjustments on a combined basis.
Statement of Operations for the Three Months Ended September 30, 2012
Exhibit 6 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated statement of operations for the three months ended September 30, 2012, filed in the Q3 2012 Form 10-Q.
As described in the following paragraphs, the Company’s analysis with respect to the statement of operations for the three-month period was substantially identical to the analysis for the nine month period discussed above.
[***] The Company noted that several entries (E2, E8 and E10) involved relatively higher percentage effects in line items, but in each case involved dollar amounts of less than $750,000

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
An uncorrected adjustment related to impairment of unproved oil and gas properties (E3) would have resulted in an approximately $[***] increase in the impairment of unproved oil and gas properties and corresponding changes to subtotals and totals, including total expenses, operating loss, net loss from continuing operations and net loss. In determining that this uncorrected adjustment was immaterial, the Company considered that the amount of the adjustment was less than 1% of the Company’s oil and natural gas properties as shown on the balance sheet as of September 30, 2012, and the adjustment did not affect the Company’s proved reserves and cash flows. The Company also considered that its disclosures regarding material weaknesses in the Company’s Exchange Act reports clearly identified the issues associated with the Company’s land and acreage records, which are at the root of this adjustment.
The Company noted that the effect of the E3 adjustment on operating loss was $[***]. The Company reported an operating loss of $9.8 million and the effect of the adjustment would have increased the operating loss to $[***]. Because the Company was close to break even in operating income (loss) for the period, the Company believes the increase in operating loss is quantitatively immaterial. Further, the adjustment did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
An uncorrected adjustment related to interest expense (E1) would have resulted in an approximately $2.7 million decrease in interest expense (18.2%) and corresponding changes to subtotals and totals, including operating loss, net loss from continuing operations and net loss. The adjustment was to record capitalized interest on the construction of the Company’s Eureka pipeline. In determining that the uncorrected adjustment was immaterial, the Company noted that the adjustment was a reduction of interest expense and would have reduced the reported operating loss, net loss from continuing operations and net loss.
Additionally, the Company noted that the two uncorrected adjustments discussed above would have been excluded in the calculation of EBITDAX, which, as noted above, the Company believes investors and securities analysts consider a significant measure of the Company’s operating results.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the statement of operations. The Company noted that the combined effects of the errors and adjustments were substantially the same both quantitatively and qualitatively as the effects of the adjustment to impairment of unproved oil and gas properties discussed above, offset by the adjustment related to interest expense. Accordingly, the Company reached the same judgment as to the immateriality of the errors and adjustments on a combined basis.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2012, as Amended on Form 10-Q/A (the “Q2 2012 Form 10-Q”)
Balance Sheet as of June 30, 2012 (Restated)
Exhibit 7 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated balance sheet as of June 30, 2012, filed in the Q2 2012 Form 10-Q.
All of the uncorrected errors and adjustments resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the balance sheet. The Company noted that the combined effects of the errors and adjustments were quantitatively insignificant with respect to all line items, subtotals and totals on the balance sheet. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
Statement of Operations for the Six Months Ended June 30, 2012 (Restated)
Exhibit 8 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated statement of operations for the six months ended June 30, 2012, filed in the Q2 2012 Form 10-Q.
As described in the following paragraphs, the Company’s analysis with respect to the statement of operations for the three and six-month periods ended June 30, 2012 was substantially identical to the analysis for the three and nine-month periods ended September 30, 2012 discussed above.
[***] The Company noted that two entries (E8 and E10), involved relatively higher percentage effects in line items, but in each case involved dollar amounts of less than $400,000 which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

An uncorrected adjustment related to impairment of unproved oil and gas properties (E3) would have resulted in an approximately $[***] increase in the impairment of unproved oil and gas properties and corresponding changes to subtotals and totals, including total expenses, operating loss, net loss from continuing operations and net loss. In determining that this uncorrected adjustment was immaterial, the Company considered that the amount of the adjustment was less than 1% of the Company’s oil and natural gas properties as shown on the balance sheet as of June 30, 2012, and the adjustment did not affect the Company’s proved reserves or cash flows. The Company also considered that its disclosures regarding material weaknesses in the Company’s Exchange Act reports clearly identified the issues associated with the Company’s land and acreage records, which are at the root of this adjustment.
The Company noted that the effect of the E3 adjustment on operating loss was $[***]. The Company reported an operating loss of $27.5 million and the effect of the adjustment would have increased the operating loss to $[***], which the Company believes is quantitatively immaterial. Further, the adjustment did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
An uncorrected adjustment related to interest expense (E1) would have resulted in an approximately $1.8 million decrease in interest expense (7.1%) and corresponding changes to subtotals and totals, including operating loss, net loss from continuing operations and net loss. The adjustment was to record capitalized interest on the construction of the Company’s Eureka pipeline. In determining that the uncorrected adjustment was immaterial, the Company noted that the adjustment was a reduction of interest expense and would have reduced the reported operating loss, net loss from continuing operations and net loss.
Additionally, the Company noted that the two uncorrected adjustments discussed above would have been excluded in the calculation of EBITDAX, which, as noted above, the Company believes investors and securities analysts consider a significant measure of the Company’s operating results.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the statement of operations. The Company noted that the combined effects of the errors and adjustments were substantially the same both quantitatively and qualitatively as the effects of the adjustment to impairment of unproved oil and gas properties discussed above, offset by the adjustment related to interest expense. Accordingly, the Company reached the same judgment as to the immateriality of the errors and adjustments on a combined basis.
Statement of Operations for the Three Months Ended June 30, 2012 (Restated)
Exhibit 9 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated statement of operations for the three months ended June 30, 2012, filed in the Q2 2012 Form 10-Q.
As described in the following paragraphs, the Company’s analysis with respect to the statement of operations for the three-month period was substantially identical to the analysis for the six month period discussed above.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

[***] The Company noted that two entries (E8 and E10) involved relatively higher percentage effects in line items, but in each case involved dollar amounts of less than $400,000 which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
An uncorrected adjustment related to impairment of unproved oil and gas properties (E3) would have resulted in an approximately $[***] increase in the impairment of unproved oil and gas properties and corresponding changes to subtotals and totals, including total expenses, operating loss, net loss from continuing operations and net loss. In determining that this uncorrected adjustment was immaterial, the Company considered that the amount of the adjustment was less than 1% of the Company’s oil and natural gas properties as shown on the balance sheet as of June 30, 2012, and the adjustment did not affect the Company’s proved reserves or cash flows. The Company also considered that its disclosures regarding material weaknesses in the Company’s Exchange Act reports clearly identified the issues associated with the Company’s land and acreage records, which are at the root of this adjustment.
The Company noted that the effect of the E3 adjustment on operating loss was $[***]. The Company reported an operating loss of $16.0 million and the effect of the adjustment would have increased the operating loss to $[***], which the Company believes is quantitatively immaterial. Further, the adjustment did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
An uncorrected adjustment related to interest expense (E1) would have resulted in an approximately $1.8 million decrease in interest expense (9.0%) and corresponding changes to subtotals and totals, including operating loss, net loss from continuing operations and net loss. The adjustment was to record capitalized interest on the construction of the Company’s Eureka pipeline. In determining that the uncorrected adjustment was immaterial, the Company noted that the adjustment was a reduction of interest expense and would have reduced the reported operating loss, net loss from continuing operations and net loss.
Additionally, the Company noted that the two uncorrected adjustments discussed above would have been excluded in the calculation of EBITDAX, which, as noted above, the Company believes investors and securities analysts consider a significant measure of the Company’s operating results.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the statement of operations. The Company noted that the combined effects of the errors and adjustments were substantially the same both quantitatively and qualitatively as the effects of the adjustment to impairment of unproved oil and gas properties discussed above, offset by the adjustment related to interest expense. Accordingly, the Company reached the same judgment as to the immateriality of the errors and adjustments on a combined basis.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2012 (the “Q1 2012 Form 10-Q”)
Balance Sheet as of March 31, 2012
Exhibit 10 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated balance sheet as of March 31, 2012, filed in the Q1 2012 Form 10-Q.
[***] The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
Entry E7 relates to the embedded derivative associated with the Series A Units. The amount was corrected in the amended Q2 2012 Form 10-Q. In connection with the amendment of the Q2 2012 Form 10-Q, the Company, Hein and PwC concluded it was not beneficial to the users of the financial statements to restate the financial statements included in the Q1 2012 Form 10-Q as the restatement associated with the Q2 2012 Form 10-Q provided appropriate and adequate information to financial statements users. The adjustment is a reclassification between the derivatives and other long term liabilities and Series A Units of Eureka. The adjustment does not have a significant earnings impact, nor does any other qualitative consideration suggest that adjustment should be considered material.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the balance sheet. The Company noted that the combined effects of the errors and adjustments were quantitatively insignificant with respect to all line items, subtotals and totals on the balance sheet[***]. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
Statement of Operations for the Three Months Ended March 31, 2012
Exhibit 11 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated statement of operations for the three months ended March 31, 2012, filed in the Q1 2012 Form 10-Q.
[***] The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
An uncorrected adjustment related to impairment of unproved oil and gas properties (E3) would have resulted in an approximately $[***] increase in the impairment of unproved oil and gas properties and corresponding changes to subtotals and totals, including total expenses operating loss, net loss from continuing operations and net loss. In determining that this uncorrected adjustment was immaterial, the Company considered that the amount of the adjustment was less than 1% of the Company’s oil and natural gas properties as shown on the balance sheet as of March 31, 2012, and the adjustment did not affect the Company’s proved reserves or cash flows. The Company also considered that its disclosures regarding material weaknesses in the Company’s Exchange Act reports clearly identified the issues associated with the Company’s land and acreage records, which are at the root of this adjustment.
The Company noted that the effect of the E3 adjustment on operating loss was $[***]. The Company reported an operating loss of $11.6 million and the effect of the adjustment would have increased the operating loss to $[***], which the Company believes is quantitatively immaterial. Further, the adjustment did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that adjustment should be considered material.
An uncorrected adjustment related to interest expense (E1) would have resulted in an approximately $1.2 million decrease in interest expense (21.7%) and corresponding changes to subtotals and totals, including operating loss, net loss from continuing operations and net loss. The adjustment was to record capitalized interest on the construction of the Company’s Eureka pipeline. In determining that the uncorrected adjustment was immaterial, the Company noted that the adjustment was a reduction of interest expense and would have decreased operating loss, net loss from continuing operations and net loss.
Entry E7 relates to the embedded derivative associated with the Series A Units. The amount was corrected in the amended Q2 2012 Form 10-Q. In connection with the amendment of the Q2 2012 Form 10-Q, the Company, Hein and PwC concluded it was not beneficial to the users of the financial statements to restate the financial statements included in the Q1 2012 Form 10-Q as the restatement associated with the Q2 2012 Form 10-Q provided appropriate and adequate information to financial statements users. The adjustment is a reclassification between the derivatives and other long term liabilities and Series A Units of Eureka. The adjustment does not have a significant earnings impact, nor does any other qualitative consideration suggest that adjustment should be considered material.
Additionally, the Company noted that the three uncorrected adjustments discussed above would have been excluded in the calculation of EBITDAX, which, as noted above, the Company believes investors and securities analysts consider a significant measure of the Company’s operating results.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the statement of operations. The Company noted that the combined effects of the errors and adjustments were substantially the same both quantitatively and qualitatively as the effects of the adjustment to impairment of unproved oil and gas properties and the embedded derivative

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

adjustment discussed above, offset by the adjustment related to interest expense. Accordingly, the Company reached the same judgment as to the immateriality of the errors and adjustments on a combined basis.
Annual Report on Form 10-K for the Year Ended December 31, 2011 (the “2011 Form 10-K”)
Balance Sheet as of December 31, 2011
Exhibit 12 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s audited consolidated balance sheet as of December 31, 2011, filed in the 2011 Form 10-K.
All of the uncorrected errors and adjustments resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company noted that one entry (E2) involved a relatively higher percentage effect in a line item, but involved a dollar amount of less than $750,000 which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
The Company considered the combined effect of all of the uncorrected errors and adjustments related to the balance sheet. The Company noted that the combined effect of the errors and adjustments was quantitatively insignificant with respect to all line items, subtotals and totals on the balance sheet. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
Quarterly Financial Data for the Three Months Ended December 31, 2011
Exhibit 13 provides detail on the uncorrected errors and adjustments identified with respect to the Company’s unaudited consolidated quarterly financial data for the three months ended December 31, 2011.
All of the uncorrected errors and adjustments resulted in deviations on specific line items, subtotals and totals that the Company determined to be quantitatively insignificant. The Company noted that one entry (E1) involved a relatively higher percentage effect in a line item, but involved a dollar amount of only $430,000 which management views as clearly inconsequential. The Company assessed each of these quantitatively insignificant items from a qualitative perspective and determined that the relevant facts and circumstances did not render any of these errors or adjustments material notwithstanding their quantitative insignificance, as they did not change trends or affect

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
The Company considered the combined effects of all of the uncorrected errors and adjustments related to the quarterly financial data. The Company noted that the combined effects of the errors and adjustments were quantitatively insignificant with respect to all line items, subtotals and totals in the quarterly financial data. The Company considered the combined effects of the errors and adjustments from a qualitative perspective and determined that the relevant facts and circumstances did not render the errors and adjustments material on a combined basis notwithstanding their quantitative insignificance, as they did not change trends or affect the Company’s compliance with debt or regulatory requirements or management compensation, and no other qualitative consideration suggested that the errors and adjustments should be considered material.
Additionally, the Company considered that the quarterly financial data were not presented on the face of the Company’s financial statements, and the uncorrected adjustments to the quarterly financial data did not have a material impact on the Company’s results for the full 2011 fiscal year.
Conclusion
Based on the Company’s analysis, the Company concluded that the correction of the errors and adjustments discussed in this letter, individually or in the aggregate with respect to each applicable reporting period, would not have altered the total mix of information available to users of the Company’s financial statements such that there is a substantial likelihood that the judgment of a reasonable user of the Company’s financial statements would have been changed or influenced by the correction of the errors and adjustments. The Company’s applicable independent auditor, Hein, PwC or BDO, through their own assessment, determined that all such uncorrected errors and adjustments are immaterial and therefore that no restatement of the Company’s financial statements for any periods is required.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller
Securities and Exchange Commission
August 23, 2013

If you have any questions regarding the foregoing or the Form 8-K/A, please contact the undersigned at (469) 293-4918.
Sincerely,
/s/ Joseph C. Daches
Joseph C. Daches
Senior Vice President and Chief Financial Officer

cc:	Mr. Michael Fay, Staff Accountant, Securities and Exchange Commission
Mr. Gary C. Evans, Chairman and Chief Executive Officer, Magnum Hunter
Resources Corporation

Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83
By Magnum Hunter Resources Corporation

EXHIBITS
(Attached)

[***]